FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified today by Credit Suisse First Boston, that as at 24 May 2004, Credit Suisse First Boston no longer has a disclosable interest in the share capital of HSBC Holdings plc.

A copy of the letter of notification is quoted below.

K Dubasia

Company Secretarial Assistant

HSBC Holdings plc

Letter to HSBC Holdings plc dated 26 May 2004 from Andrew Swan, Vice President - Legal and Compliance, Credit Suisse First Boston Equities Limited

"Dear Sirs

HSBC Holdings plc (the "Company")

This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 (the "Act").

We hereby notify you that on 24May 2004, following disposals, Credit Suisse First Boston ("CSFB") no longer has a disclosable interest in HSBC Holdings Plc.

CSFB is a member of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFB are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFB is interested.

Yours faithfully

Andrew Swan

Vice President - Legal and Compliance"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 26, 2004